SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN SOREN LINDSTROM BAKER BOTTS L.L.P. 2001 Ross Avenue, Suite 600 Dallas, Texas 75201 (214) 953-6500	J. DAVID KIRKLAND, JR. BAKER BOTTS L.L.P. 910 Louisiana Street, Suite 3200 Houston, Texas 77002 (713) 229-1234
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 8. Additional Information.
Item 9. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(14)
EX-99.(E)(45)

     This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”), as amended by Amendment No. 1 filed with the SEC on October 8, 2009, Amendment No. 2 filed with the SEC on October 9, 2009, Amendment No. 3 filed with the SEC on October 13, 2009, Amendment No. 4 filed with the SEC on October 19, 2009 and Amendment No. 5 filed with the SEC on October 26, 2009. The Schedule 14D-9 relates to the offer by DII — Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — Change in Control Agreements”:
     “The Company and certain executives, officers and directors entered into amended change-in-control severance agreements, dated as of October 26, 2009, which contain the provisions approved by the Board and described in the preceding paragraph. In the event that the Merger is not completed, the amended change-in-control severance agreements will be void and of no effect, and the prior change-in-control severance agreements will remain in effect.”
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements” as follows:
     “These summaries of the Perot Systems equity plans and change in control agreements do not purport to be a complete description of the terms and conditions thereof and are qualified in their entirety by reference to the Perot Systems equity plans and change in control agreements, which are filed as Exhibits (e)(11) to (e)(25) and Exhibit (e)(45) hereto and are incorporated herein by reference.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the heading “Litigation”:
     “On October 29, 2009, an order was entered denying the plaintiff’s application for a temporary injunction. A copy of the order is filed as Exhibit (a)(14) to this Statement and is incorporated herein by reference.”
Item 9. Material to be Filed as Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“(a)(14)	Order Denying Application for Temporary Injunction, dated October 29, 2009, in The Booth Family Trust v. Perot Systems Corporation, et al. in the District Court of the State of Texas, County of Dallas (DC-09-13538).

(e)(45)	Form of Change Change-in-Control Severance Agreement, dated as of October 26, 2009, by and among Perot Systems and each of the following executive officers of Perot Systems: Ross Perot, Jr., Peter A. Altabef, John E. Harper, Russell Freeman, Thomas D. Williams, John Lyon, Scott Barnes, Eugene L. Carrick, Steve Curts, Anurag Jain, Chuck Lyles and Jeff Renzi.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: October 30, 2009	By:	/s/ Thomas D. Williams
		Name:	Thomas D. Williams
		Title:	Vice President, Secretary & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

(a)(14)	Order Denying Application for Temporary Injunction, dated October 29, 2009, in The Booth Family Trust v. Perot Systems Corporation, et al. in the District Court of the State of Texas, County of Dallas (DC-09-13538).

(e)(45)	Form of Change Change-in-Control Severance Agreement, dated as of October 26, 2009, by and among Perot Systems and each of the following executive officers of Perot Systems: Ross Perot, Jr., Peter A. Altabef, John E. Harper, Russell Freeman, Thomas D. Williams, John Lyon, Scott Barnes, Eugene L. Carrick, Steve Curts, Anurag Jain, Chuck Lyles and Jeff Renzi.